Exhibit 99.1

SciSparc to Collaborate with Polyrizon for Brain Targeting Using Intranasal Hydrogel Systems

SciSparc will use its SCI-160 technology platform for treating pain in combination with Polyrizons’ Trap and TargetTM technology

TEL AVIV, Israel, May 31, 2022 /PRNewswire/ -- SciSparc Ltd. (NASDAQ: SPRC), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), today announced it has signed a collaboration agreement with Polyrizon Ltd., a biotech company focused on the development of innovative medical device hydrogels delivered in the form of nasal sprays (“Polyrizon”).

As part of the collaboration, the two companies will work to develop a unique technology for the treatment of pain, based on SciSparc’s SCI-160 platform and Polyrizon’s Trap and TargetTM intranasal drug delivery technology to target the central nervous system.

SciSparc’ s top-tier investigational drug candidate, SCI-160, is an innovative and proprietary, non-opioid, CB2 receptor (“CB2R”) agonist intended for the treatment of pain. This specific CB2R agonist was synthesized by Professor Raphael Mechoulam, Ph.D.

CB2R specific agonists have been found to be involved in mediating analgesic effects in the peripheral nervous system, without psychotropic activity or significant side effects.

The Trap and TargetTM platform is designed to allow a long residence time, sustained release and intimate contact with the mucosal tissue for a targeted intranasal delivery of drugs, which primarily allows drug entry to the brain directly through the olfactory and trigeminal nerve pathways for therapeutic purposes.

By using this state-of-the-art drug delivery technology with SciSparc’s proprietary SCI-160 platform, the goal of the collaboration is to develop a proprietary intranasal formulation aimed at maintaining effective concentrations of SCI-160 in the brain to significantly relieve pain.

Dr. Adi Zuloff-Shani, SciSparc’s Chief Technologies Officer, commented “SciSparc’s objective to revolutionize cannabinoids treatment and to develop best in class therapies continues with this collaboration agreement as we work to develop effective approaches to intranasal drug delivery, which is one of the preferred delivery options for targeting the brain. Partnering with Polyrizon and taking advantage of their innovative delivery technology may create mutual opportunities to develop treatments for pain.”

Under the collaboration agreement, SciSparc will pay development fees to Polyrizon up to a total of $2,550,000 upon the completion of certain milestones, as well as royalties in the low single digits upon sales of products under the agreement and additional royalties for sales under any sublicense by SciSparc.

SciSparc has previously achieved positive results in a series of pre-clinical trials in which the efficacy and safety of SCI-160 was demonstrated in both acute and chronic pain. Moreover, results of the studies showed not only that the drug was well tolerated and did not cause any significant adverse clinical effects, but efficacy studies demonstrated the analgesic superiority of SCI-160 over control and were comparable to high-dose morphine analgesic effects, and in some instances exerted greater potency.

Oz Adler, SciSparc’s Chief Executive Officer, is a member of the board of directors of Polyrizon.

About SciSparc Ltd. (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential benefits of the collaboration with Polyrizon, potential milestone payments and royalties and development of a proprietary intranasal formulation aimed at maintaining effective concentrations of SCI-160 in the brain to significantly relieve pain. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 28, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055